Aerkomm, Inc.

923 Incline Way #39

Incline Village, NV 89451

September 11, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Larry Spirgel, Celeste Murphy, Gregory Dundas, Jamie Kessel

Re:	Aerkomm Inc. Registration Statement on Form S-1 (File No. 333-218995)

Dear Mr. Spirgel,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Aerkomm Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-1, filed by the Company on June 27, 2017, as amended by Amendment No. 1 filed on August 29, 2017 (the “Registration Statement”) and declare such Registration Statement effective at 3:00 p.m. (Eastern Daylight Time) on Wednesday September 13, 2017, or as soon thereafter as practicable.

We acknowledge and agree that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100, or Paul C. Levites at (202) 869-0888, ext. 103, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Respectfully,

Aerkomm, Inc.

	By:	/s/ Tristan Kuo
Tristan Kuo

cc: Louis A. Bevilacqua, Esq.